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                             June 21, 2021

       J. Christopher Douglas
       Executive Vice President and Chief Financial Officer
       Healthcare Realty Trust Incorporated
       3310 West End Avenue, Suite 700
       Nashville, TN 37203

                                                        Re: Healthcare Realty
Trust Incorporated
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 10,
2021
                                                            Form 8-K Filed May
5, 2021
                                                            File No. 001-11852

       Dear Mr. Douglas:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 8-K filed May 5, 2021

       Exhibits

   1. We note your disclosure of the value of your real estate properties in Exhibit 99.1. Please tell us what
consideration you gave to disclosing the valuation methodologies used, to disclosing significant
assumptions and inputs that were used in your valuation, and to providing a sensitivity
analysis for such assumptions and inputs.
 J. Christopher Douglas
Healthcare Realty Trust Incorporated
June 21, 2021
Page 2


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Jennifer Monick,
Assistant Chief Accountant at (202) 551-3295 if you have questions.



FirstName LastNameJ. Christopher Douglas                  Sincerely,
Comapany NameHealthcare Realty Trust Incorporated
                                                          Division of
Corporation Finance
June 21, 2021 Page 2                                      Office of Real Estate
& Construction
FirstName LastName